Atna Reports Drill Results From Beowawe

VANCOUVER, BC -- 01/31/2005 -- Atna Resources Ltd. (TSX: ATN) reports the completion of the initial drill program at its Beowawe Project, Eureka County, Nevada by Prospector Consolidated International (TSX-V: PRR). Three out of six proposed holes were drilled to test three separate target areas on property. While no significant gold assays were returned, a geochemical gradient from one target and three untested targets indicate further drilling is warranted. Atna and its partner Prospector International are reviewing the results of this program and considering follow-up drilling in the spring.

Hole PBR-002 (total depth 625 feet) tested the broad IP/Resistivity anomaly located in the alluvial covered area adjacent to the White Canyon vein zone. The hole encountered 30 feet of opaline sinter (125-155 feet) directly below alluvial cover followed by strongly pyritized, argillically to propyllitically altered intermediate volcanic rocks and lacustrine tuffaceous sediments to the total depth of 625 feet. Weakly anomalous gold values are present throughout in the pervasively altered volcanics with a maximum value of 220 ppb. Consistent with high-level epithermal gold systems, mercury is concentrated in the upper levels of the system with values averaging 3.2 ppm mercury in the top 100 feet of bedrock and diminishing to an average of 0.6 ppm mercury at the bottom of the hole and arsenic geochemistry increases significantly from an average of 22 ppm in the near surface to over 150 ppm over the last 25 feet of the hole. Silver values increase from background levels to over 1 ppm in the last 25 feet of the hole. This geochemical gradient, while not definitive, suggests that the zone of boiling (the area of potential precious metal deposition) remains to be tested.

Holes PBR-001 (total depth 775 feet, drilled to examine the White Canyon vein target) and PBR-003 (tested the reported gold from geothermal test well drilling in the early 1980s by Chevron's geothermal division) returned no significant gold mineralization.

Drill samples are prepared and assayed by ALS Chemex in Reno, Nevada, an independent ISO certified analytical laboratory. All gold analyzes were completed by ALS Chemex using standard fire assay methods with appropriate replicate and analytical standards to ensure high quality control and quality assurance.

This press release was prepared under the supervision and review of William Stanley, V.P. Exploration of Atna, a Licensed Geologist, and Qualified Person with the ability and authority to verify the authenticity and validity of information contained within this news release.

For further information contact:
ATNA RESOURCES LTD.
Deanna McDonald
Geologist, Manager Investor Relations
Tel: (604) 684-2285
Fax: (604) 684-8887
E-mail: dmcdonald@atna.com
Web: www.atna.com